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A4
3-24-04
SECUI
04015820
ᴊION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 38146

FEB 2 7 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
GEM Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, Suite 1601
                          (No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julio A. Marquez   (212) 582-3400
                                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                  (Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESᶜᶜᵉᵉ

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, Julio A. Marquez _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEM Advisors, Inc. _____ , as of December 31 _____ , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

* Minimum assessment in effect.

GEM ADVISORS, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2003



TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
GEM Advisors, Inc.

We have audited the accompanying statement of financial condition of GEM Advisors, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEM Advisors, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 12, 2004

Sanville & Company
Certified Public Accountants

3

GEM ADVISORS, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	19,365
Total assets	$	19,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	5,000
Total liabilities		5,000

Commitments and contingent liabilities

Stockholder's Equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	788,120
Accumulated deficit	(774,755)
Total stockholder's equity	14,365
Total liabilities and stockholder's equity	$ 19,365

The accompanying notes are an integral part of these financial statements.

4

GEM ADVISORS, INC.
Statement of Income
For the Year Ended December 31, 2003

REVENUE

Consulting fees	$	67,481
Interest		10
Other income		1,985
Total revenue		69,476

EXPENSES

Consulting fees	39,450
Professional fees	18,310
Write-off of affiliate receivable	16,667
Administrative support (Note 4)	5,500
Regulatory fees	4,424
Depreciation	1,624
Insurance	552
Taxes	455
Miscellaneous	204
Total expenses	87,186

Loss before income taxes		(17,710)
Provision for income taxes		-
Net loss	$	(17,710)

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2003	1,000 $	1,000 $	773,120 $	(757,045) $	17,075
Additional paid-in-capital	-	-	15,000	-	15,000
Net loss	-	-	-	(17,710)	(17,710)
Balance at December 31, 2003	1000 $	1,000 $	788,120 $	(774,755) $	14,365

The accompanying notes are an integral part of these financial statements.

GEM ADVISORS, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2003	$	-

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net loss	$ (17,710)
Adjustments to reconcile net income to net cash expended in operating activities:	
Depreciation	1,624
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivable from affiliate	16,667
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	2,550
Net cash provided by operating activities	3,131

Cash flows from financing activities:

Additional paid-in-capital	15,000
Net cash provided by financing activities	15,000
Net increase in cash	18,131
Cash at beginning of year	1,234
Cash at end of year	$ 19,365

Supplemental disclosures of cash flow information
Cash paid during the year for:

Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

GEM Advisors, Inc. ("the Company") is a New York corporation that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and The National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of GEM Investment Management, Ltd. ("GEMIM"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Fees for consulting services are recorded when earned. Fees for private placement services are recorded when the transaction is completed. Expenses are recorded when incurred.

Depreciation - Fixed asset purchases are stated at cost and are depreciated on a straight line basis over their estimated useful lives. At December 31, 2003, computer equipment of $4,874 had been fully depreciated but remained in service.

Translation of Foreign Currencies – The Company maintains bank deposits denominated in foreign currencies. These accounts are translated at year-end rates of exchange. Transactions completed in foreign currencies are translated at the exchange rate when the transaction was completed and the foreign currency was exchanged to US dollars. Gains or losses resulting from foreign currency transactions are included in net income.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of the short-term nature of the financial instruments, approximate current fair value.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds and bank deposits denominated in foreign currencies.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The Company has available for income tax purposes net operating loss carryforwards of $36,459, $38,199, $459,617, $150,034, $21,958, $15,040 and $35,334 that expire in 2011, 2012, 2013, 2014, 2015, 2016 and 2017 respectively.

The Company does not recognize a deferred tax asset for the future benefit of the net operating loss carryforwards due to the uncertainty of future profits.

4. TRANSACTIONS WITH AFFILIATES

The Company engaged in transactions with affiliated companies during the year ended December 31, 2003.

The Company purchases quotations and related services from its Global Emerging Markets North America ("GEMNA") affiliate on a monthly basis. The Company's personnel are paid by GEMNA through Administaff, Inc., a personnel leasing company. GEMNA supplies office space to the Company on a month to month basis. The Company paid GEMNA $5,500 for such services.

The Company is also affiliated with GEM Investment Advisors, Inc. ("GEMIA"), a registered investment advisor with the SEC. The Company works with GEMIA in many of its placements and consulting projects.

5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

6. CONCENTRATION OF REVENUES

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had net capital and net capital requirements of $14,353 and $5,000 respectively. The Company's net capital ratio was .35 to 1.

As noted in the 2002 annual report, the foreign bank accounts and activity had not been reconciled on a timely basis which resulted in the Company's net capital falling below the minimum net capital requirements under rule 15c3-1 from the third quarter of 2002 until the first quarter of 2003. The collection of a consulting fee on March 4, 2003 enabled the Company to return to compliance with the net capital rule. The Company has maintained the required net capital since that time.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.

GEM ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	14,365
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		14,365
Deductions and/or charges: Non-allowable assets:		-
Total non-allowable assets		-
Net Capital before haircuts on securities positions		14,365
Money market fund		12
Net Capital	$	14,353

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Accounts payable and accrued expenses	$	5,000
Total aggregate indebtedness	$	5,000
Percentage of aggregate indebtedness to Net Capital		35%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

GEM ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $5,000)	$	333
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	9,353
Excess Net Capital at 1000%	$	13,853

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.

GEM ADVISORS, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Board of Directors
GEM Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gem Advisors, Inc. (the Company) for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

' Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 12, 2004

Danville & Company
Certified Public Accountants